Exhibit-99

         STATEMENT REGARDING FORWARD LOOKING STATEMENTS AND RISK FACTORS

Risk Factors

    There are various risks in purchasing our securities or investing in our business, including those described below. You should carefully consider these risk factors together with all other information included in this Form 10-Q.
Capitalized terms not otherwise defined in this Exhibit 99 shall have the meaning assigned to them in the Form 10-Q.

We make forward looking statements

    This  report  contains  forward  looking  statements  within the  meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. These statements may include, but are not limited to, projections of revenues, income, or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Forward looking statements speak only as of the date the statement was made. They are inherently subject to risks and uncertainties, some of which we cannot predict or quantify. Future events and actual results could differ materially from the forward looking statements. When considering each forward looking statement, you should keep in mind the risk factors and cautionary statements found throughout this Form 10-Q and specifically those found below. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason.

We have incurred net losses in three of the last five years and could incur additional net losses in future periods.

    We began operations in 1992 and incurred significant operating losses in 1994 and 1995. Although we recorded net earnings in 1996, 1997 and in the first quarter of 1999, we incurred a net loss of $5.7 million in 1998. A substantial portion of our net earnings in 1997 and 1996 was attributable to the gains recognized on our securitization transactions. The net loss in 1998 was due in large part to:

     o a charge of approximately $9.1 million ($5.6 million, net of income taxes) to discontinued operations in the first quarter of 1998 for the closure of the branch office network,
     o a charge of approximately $6.0 million ($3.6 million, net of income taxes) to discontinued operations during the third quarter of 1998 due primarily to higher than anticipated loan losses and servicing expenses in connection with the branch office loan portfolio and to the writeoff of $2.0 million ($1.2 million, net of income taxes) in costs incurred in our terminated rights offering, and
     o a change in the fourth quarter of 1998 in the way we structure securitization transactions for accounting purposes.

    There can be no assurance that we will be profitable again in future periods. Our failure to be profitable can adversely affect the value of our outstanding securities.

     Factors Determining Our Future Profitability. Our ability to achieve profitability will depend primarily upon our ability to:

     o expand our revenue generating operations while not proportionately increasing our administrative overhead,
     o maintain or increase the level of loans serviced by our bulk purchasing and loan servicing segment,
     o originate and purchase contracts with an acceptable level of credit risk,
     o effectively collect payments due on the contracts in our portfolio and portfolios we service for others,
     o locate sufficient financing, with acceptable terms, to fund and maintain our operations, and o adapt to the increasingly competitive market in which we operate.

     Our inability to achieve or maintain any or all of these objectives could have a material adverse effect on our business and the value of our outstanding securities. Outside factors, such as the economic, regulatory, and judicial environments in which we operate, will also have an effect on our business.

Our operations depend significantly on external financing.

    We have borrowed, and will continue to borrow, substantial amounts to fund our operations. Our operations require large amounts of capital. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business will be adversely affected. We currently obtain our financing through three primary sources:

     o    a revolving credit facility with General Electric Capital Corporation;
     o    securitization transactions; and
     o    loans from other sources.

    Revolving Credit Facility with GE Capital. Our revolving facility with GE Capital is our primary source of operating capital. We have pledged substantially all of our assets to GE Capital to secure the borrowings we make under this facility. Although this facility has a maximum commitment of $125 million, the amount we can borrow is limited by the amount of certain types of assets that we own. In addition, we cannot borrow approximately $8 million of the capacity while our guarantee to the First Merchants Contract Purchaser is in effect. As of March 31, 1999, we owed approximately $75.6 million under the revolving facility, and had the ability to borrow an additional $21.5 million. The revolving facility expires in June 2000. Even if we continue to satisfy the terms and conditions of the revolving facility, we may not be able to extend its term beyond the current expiration date.

    Securitization Transactions. We can restore capacity under the GE facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully complete securitizations in the future may be affected by several factors, including:

     o the condition of securities markets generally, o conditions in the asset-backed securities markets specifically,
     o    the credit quality of our loan contract portfolio, and
     o    the performance of our servicing operations.

    The securitization subsidiaries are wholly-owned "bankruptcy remote" entities. Their assets, including the line items "Residuals in Finance Receivables Sold" and "Investments Held in Trust," which are a component of Finance Receivables on our balance sheet, are not available to satisfy the claims of our creditors.

    On November 17, 1998, we announced that we were changing the way that we structure transactions under our securitization program. In the past, we structured these transactions as sales for accounting purposes. In the fourth quarter of 1998, however, we began to structure securitizations for accounting purposes to retain the financed receivables and related debt on our balance sheet and recognize the income over the life of the contracts. In the past, gain on sales of loans in securitization transactions has been material to our profitability. This change will cause a material adverse effect on our reported earnings until the net interest earnings from new contracts added to our balance sheet approximates those net revenues that we historically recognized on our securitization sales.

    Contractual Restrictions. The revolving facility, the securitization program, and our other credit facilities contain various restrictive covenants that limit our operations. Under these credit facilities, we must also meet certain financial tests. As of March 31, 1999, we did not satisfy the interest coverage ratio under the GE facility. GE Capital waived this default as of March 31, 1999. At the present time, we believe that we are in compliance with the terms and conditions of the revolving facility and our other credit facilities. Failure to satisfy the covenants in our credit facilities and/or our securitization program could have a material adverse effect on our operations.

We have a high risk of credit losses because of the poor creditworthiness of our borrowers.

    Substantially all of the sales financing that we extend and the contracts that we service are with sub-prime borrowers. Sub-prime borrowers generally cannot obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. We have established an Allowance for Credit Losses approximating 26.7% of contract principal balances as of March 31, 1999 to cover anticipated credit losses on the contracts currently in our portfolio. Further, the Allowance for Credit Losses embedded in the Residuals in Finance Receivables Sold as a percentage of the remaining principal balances of the underlying contracts was approximately 20.5% as of March 31, 1999. We believe that our current Allowance for Credit Losses is adequate to cover anticipated credit losses. There is, however, no assurance that we have adequately provided for, or will adequately provide for, such credit risks. A significant variation in the timing of or increase in credit losses on our portfolio would have a material adverse effect on our net earnings.

    We also operate our Cygnet dealer program, under which we provide third party dealers who finance the sale of used cars to sub-prime borrowers with warehouse purchase facilities and operating lines of credit primarily secured by those dealers' retail installment contract portfolios and/or inventory. While we require third party dealers to meet certain minimum net worth and operating history criteria before we loan money to them, these dealers may not otherwise be able to obtain debt financing from traditional lending institutions. Like our other financing activities, these loans subject us to a high risk of credit losses that could have a material adverse effect on our operations and ability to meet our other financing obligations.

Various industry considerations and legal contingencies affect us.

    In recent periods, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. Companies in the used vehicle sales and financing market have also been named as defendants in an increasing number of class action lawsuits brought by customers claiming violations of various federal and state consumer credit and similar laws and regulations. In addition, certain of these companies have filed for bankruptcy protection. These events:

     o have lowered the value of securities of sub-prime automobile finance companies,
     o    have made it more difficult for sub-prime lenders to borrow money, and
     o    could cause more restrictive regulation of this industry.

     Compliance  with  additional  regulatory   requirements  may  increase  our
operating expenses and reduce our profitability.

Interest rates affect our profitability.

    Interest Rate Spread. A substantial portion of our financing income results from the difference between the rate of interest we pay on the funds we borrow and the rate of interest we earn on the contracts in our portfolio. While we earn interest on the contracts we own at a fixed rate, we pay interest on our borrowings under our GE facility at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability.

    Impact of Laws Limiting Interest Rates. Historically, we conducted a significant portion of our used car sales activities in, and a significant portion of the contracts we service were originated in states that did not impose limits on the interest rate that a lender may charge. However, we have expanded, and will continue to expand, into states that impose interest rate limitations. When a state limits the amount of interest we can charge on our installment sales contracts, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations or additional laws, rules, or regulations that may be adopted in the future can adversely affect our profitability.

Our business is subject to federal and state regulation, supervision, and licensing.

    We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws:

     o    require   that  we  obtain   and   maintain   certain   licenses   and
          qualifications,
     o limit or prescribe terms of the contracts that we originate and/or purchase,
     o    require specified disclosures to customers,
     o    limit our right to repossess and sell collateral, and
     o    prohibit us from discriminating against certain customers.

    We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

     We are dependent on our data processing platforms and other technology. Our computer systems may be subject to a Year 2000 date failure.

    Conversion of Our Data Processing Platforms. We recently converted our chain of dealerships and related loan servicing data processing operations to a single computer system. These conversions can cause various implementation and integration problems that can affect our servicing operations and result in increases in contract delinquencies and charge-offs and decreases in our servicing income. Failure to successfully complete our conversions could materially affect our business and profitability.

     Year 2000 Readiness. We have recently completed program modifications or changes to our computer systems to allow them to properly process transactions relating to the Year 2000 and beyond. We are currently performing future date testing on our program code. We estimate that we will spend between $2.2 million to $2.7 million for Year 2000 evaluation, remediation, testing, and replacement. We have spent approximately $2.0 million to date. We can be adversely affected by Year 2000 problems in the business systems of our suppliers, vendors, and business partners, such as utility suppliers, banking partners and telecommunication service providers. We can also be adversely affected if Year 2000 problems result in business disruptions or failures that impact our customers' ability to make their loan payments. Failure to fully address and resolve these Year 2000 issues could have a material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure."

     Our Current Contingency Plan is Being Revised. We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. However, we believe that we need to revise our current contingency plan because of our recent system conversions and significant growth. Although we intend to update our contingency plan during 1999, there could be a failure in the interim. In addition, the plan as revised may not prevent a system failure or allow us to timely resolve any systems failure. Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations.

We have certain risks relating to the First Merchants transaction.

    We have entered into several transactions in the bankruptcy proceedings of First Merchants Acceptance Corporation (First Merchants). We purchased 78% of First Merchants' senior bank debt at a 10% discount. We agreed to pay the selling banks additional consideration up to the amount of this 10% discount (or approximately $7.6 million) if First Merchants makes cash payments or issues notes at market rates to its unsecured creditors and equity holders in excess of 10% of their allowed claims against First Merchants. First Merchants may make future cash payments to its unsecured creditors and equity holders from recoveries on the contracts which originally secured the senior bank debt and from certain residual interests in First Merchants' securitized loan pools, after First Merchants pays certain other amounts (Excess Collections). Under First Merchants plan of reorganization, we will split these Excess Collections with First Merchants.

    If we satisfy certain requirements, we may be able to issue shares of our common stock in exchange for all or part of First Merchants' share of the Excess Collections. This would reduce the cash distributions that could be made to First Merchants' unsecured creditors and/or equity holders. We would then be entitled to receive First Merchants' share of the Excess Collections. Any shares would be priced at 98% of the average closing price of our common stock for the 10 trading days prior to the date of issuance. This market price must be at least $8.00 per share or we cannot exercise this option.

    Even if we are able to issue common stock for this purpose:

    o the number of shares that we issue may not be sufficient to prevent First Merchants from paying unsecured creditors and equity holders more than 10% of their claims against First Merchants. Should this happen, we would be required to pay the selling banks additional consideration for our purchase of 78% of First Merchants' senior bank debt, and
    o    the issuance of shares would cause dilution to our common stock.

    We also have other risks in the First Merchants bankruptcy case:

    o we sold the contracts securing the bank claims at a profit to a third party purchaser (the Contract Purchaser). We guaranteed the Contract Purchaser a specified return on the contracts with a current maximum of $8 million. Although we obtained a related guarantee from First Merchants secured by certain assets, there is no assurance that the First Merchants guarantee will cover all of our obligations under our guarantee to the Contract Purchaser,
    o we have made debtor-in-possession loans to First Merchants, secured by certain assets. We have continuing obligations under our debtor-in-possession credit facility (DIP facility). First Merchants is currently in default on the DIP facility However, we have negotiated a settlement with them that increases our funding obligation by $2.0 million subject to satisfaction of certain conditions.
    o we entered into various agreements to service the contracts in the securitized pools of First Merchants and the contracts sold to the Contract Purchaser. If we lose our right to service these contracts, our 17 1/2% share of the Excess Collections can be reduced or eliminated.

     Each of the First Merchants risks described in this section could have a material adverse effect on our operations.

     If we make additional acquisitions, there is no assurance they will be successful.

    In 1997, we completed three significant acquisitions (Seminole, E-Z Plan, and Kars). We intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business. We may not, however, be able to identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Additionally, even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable.

    Furthermore, we may not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate acquisitions, our operating expenses may increase in the short-term. This increase would affect our net earnings, which could adversely affect the value of our outstanding securities. Moreover, these types of transactions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. In addition to the risks already mentioned, these transactions involve numerous other risks, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

Our industry is highly competitive.

    Although a large number of smaller companies have historically operated in the used car sales industry, this industry has recently attracted significant attention from a number of large companies. These large companies include AutoNation, U.S.A., CarMax, and Driver's Mart. These companies have either entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. We believe that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than we do. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

    Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to sub-prime borrowers is highly fragmented and very competitive. In recent years, several consumer finance companies have completed public offerings. Through these public offerings, these companies have been able to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at higher prices than we would be willing to pay.

    There are numerous financial services companies serving, or capable of serving, our market. These companies include traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, as well as other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than our own. Increased competition may cause downward pressure on the interest rates that we charge. This pressure could affect the interest rates we charge on contracts originated by our dealerships or cause us to reduce or eliminate the acquisition discount on the contracts we purchase from third party dealers. Either change could have a material adverse effect on the value of our securities.

The success of our operations depends on certain key personnel.

    We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. Currently we do not maintain any key person life insurance on any of our executive officers.

     We may be required to issue stock in the future that will dilute the value of our existing stock.

     Issuance of any or all of the following securities may dilute the value of the securities that our existing stockholders now hold:

     o we have granted warrants to purchase a total of approximately 1.6 million shares of our common stock to various parties with exercise prices ranging from $6.75 to $20.00 per share,
     o we may be required to issue additional warrants in the future in connection with certain transactions we have entered into, and
     o we may issue common stock in the First Merchants transaction in exchange for First Merchants portion of the Excess Collections.

A principal stockholder controls a significant percentage of our stock.

    Mr. Ernest C. Garcia, II, our Chairman, Chief Executive Officer, and principal stockholder, or his affiliates held approximately 4,774,500 shares or 32.0% of our outstanding common stock as of March 31, 1999. This percentage includes 136,500 shares held by The Garcia Family Foundation, Inc., an Arizona non-profit corporation, and 138,000 shares held by Verde Investments, Inc., a real estate investment corporation controlled by Mr. Garcia. As a result, Mr. Garcia has a significant influence upon our activities as well as on all matters requiring approval of our stockholders. These matters include electing or removing members of our board of directors, engaging in transactions with affiliated entities, causing or restricting our sale or merger, and changing our dividend policy. The interests of Mr. Garcia may conflict with the interests of our other stockholders.

There is a potential anti-takeover effect if we issue preferred stock.

     Our Certificate of Incorporation authorizes us to issue "blank check" preferred stock. Our Board of Directors may fix or change from time to time the designation, number, voting powers, preferences, and rights of this stock. Such issuances could make it more difficult for a third party to acquire us by reducing the voting power or other rights of the holders of our common stock. Although we have no present intention of issuing any shares of our authorized preferred stock, we may do so in the future.